Exhibit 99.1

Exhibit 99.1 to Form 6-K filed July 29, 2024

JE Cleantech Holdings Limited Announces Continuation of $1,000,000 Stock Repurchase Program

SINGAPORE, July 23, 2024 (GLOBE NEWSWIRE) — JE Cleantech Holdings Limited (NASDAQ: JCSE) announced today that JCSE is continuing its stock repurchase program. On September 6, 2023, the Company announced that its Board of Directors had authorized a stock repurchase program of up to $1,000,000 of the Company’s outstanding Ordinary Shares. As of July 19, 2024, the Company had repurchased 38,406 shares at an average purchase price of USD$1.02 or a total of USD$39,175. The available amount that the Company’s management is authorized to repurchase is up to USD$960,825 of the Company’s Ordinary Shares.

“This continuation of the stock repurchase program reflects the Board’s and management’s confidence in our future growth prospects and long-term value,” commented Elise Hong, Chairperson and Chief Executive Officer.

The Board’s authorization permits JCSE to repurchase shares from time to time in open market transactions at prevailing market prices or by other means in compliance with Rule 10b-18 under the Securities Exchange Act of 1934. The actual timing, number, and value of shares repurchased by JCSE under the program will be determined by management at its sole discretion. Repurchases will depend on a number of factors, including the market price of JCSE’s shares, general market and economic conditions, applicable legal requirements, and other cash needs. The repurchase program may be suspended, terminated, or modified at any time for any reason, including market conditions, the cost of repurchasing shares, the availability of alternative investment opportunities, liquidity, and other appropriate factors.

About JE Cleantech Holdings Limited

JE Cleantech Holdings Limited is based in Singapore and is principally engaged in (i) the sale of cleaning systems and other equipment; and (ii) the provision of centralized dishwashing and ancillary services. Through its subsidiary, JCS-Echigo Pte Ltd, the company designs, develops, manufactures, and sells cleaning systems for various industrial end-use applications primarily to customers in Singapore and Malaysia. Its cleaning systems are mainly designed for precision cleaning, with features such as particle filtration, ultrasonic or megasonic rinses with a wide range of frequencies, high pressure drying technology, high flow rate spray, and deionized water rinses, which are designed for effective removal of contaminants and to minimize particle generation and entrapment. The Company also has provided centralized dishwashing services, through its subsidiary, Hygieia Warewashing Pte Ltd, since 2013 and general cleaning services since 2015, both mainly for food and beverage establishments in Singapore. For more information about JE Cleantech, please visit our website: www.jecleantech.sg.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “should,” “believe,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “continue,” “predict,” “project,” “potential,” “target,” “goal,” or other similar expressions in this announcement. These forward-looking statements include, without limitation, the Company’s expectations with respect to future performance and anticipated potential financial impacts. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s Form 20-F, and other filings with the United States Securities and Exchange Commission.

Contact:

Jason Long Email address: enquiry@jecleantech.sg

Phone number: +65 63684198 Other number: +65 66029468

Published

Jul 23, 2024 8:55am EDT